Buenos Aires, July 19, 2016

Messrs.

COMISIÓN NACIONAL

DE VALORES

MERCADO DE VALORES

DE BUENOS AIRES

Ref.: Relevant Fact. Sale of the Company´s stake in Transportadora de Gas del Sur S.A.

Dear Sirs:

I am writing to the National Securities Commission and the Stock Exchange of Buenos Aires in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa” or the “Company”, indistinctively) in connection to the relevant facts submitted on March 9, 2016, April 22, 2016 and June 28, 2016.

In this regard, we inform that the Company entered yesterday into an agreement with Grupo Inversor Petroquímica S.L. (part of Grupo GIP, controlled by the Sielecki family), WST S.A. and PCT L.L.C. (part of Grupo Werthein) (jointly hereafter the “Buyers”) for the sale of the capital stock and rights (the “Transaction”) indirectly owned by the Company in Transportadora de Gas del Sur S.A. (“TGS”). The base price was established, subject to certain adjustments, in the amount of US$241 million.

Following the signature of the Transaction documents, the Buyers shall pay to the Company on this date the amount of US$8 million as part of the purchase price. An additional payment of US$153 million shall be paid at the closing of the transaction for the acquisition of Petrobras Argentina S.A. and the remainder US$80 million shall be paid on or before February 15, 2017 with a 5% annual interest.

Very truly yours,

Gerardo Paz

Head of Market Relations